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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                                Rich Coast Inc.
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                               (Name of Issuer)


                         Common Stock, $.001 par value
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                        (Title of Class of Securities)


                                  762876 10 0
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                                (CUSIP Number)

             Theresa M. Mehringer, Esq. c/o Smith McCullough, P.C.
         4643 South Ulster Street, Suite 900, Denver, Colorado  80237
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               11/1/99, 12/16/99
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     762876 10 0
          -------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                            Frippoma S.A. (foreign entity)
     --------------------------------------------------------------------------

2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)
        -----------------------------------------------------------------------
     (b)
        -----------------------------------------------------------------------

3.   SEC Use Only
                 --------------------------------------------------------------

4.   Source of Funds (See Instructions)                WC, OO
                                       ----------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
            -----
6.   Citizenship or Place of Organization            Switzerland
                                         --------------------------------------
                    7.  Sole Voting Power              2,550,000
                                           ------------------------------------

     Shares         8.  Shared Voting Power            -0-
     Beneficially                            ----------------------------------
     Owned by
     Each           9.  Sole Dispositive Power         2,550,000
     Reporting                                  -------------------------------
     Person
     With          10.  Shared Dispositive Power       -0-
                                                  -----------------------------

11.  Aggregate Amount Beneficially Owned by Reporting Person  2,550,000 shares
                                                            -------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.  Percent of Class Represented by Amount in Row (11)       25.7%
                                                       ------------------------
14.  Type of Reporting Person (See Instructions)

                                        OO
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-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 1.   Security and Issuer

          The title of the class of equity securities to which this statement relates is common stock, $.001 par value per share ("Common Stock"). The name and address of the principal executive offices of the issuer of the securities (the "Issuer") are:

          Rich Coast Inc.
          10200 Ford Road
          Dearborn, Michigan  48126

Item 2.   Identity and Background

I-A  (a)  The Reporting Person is Frippoma S.A.

     (b)  The mailing and business address of the Reporting Person is:

          Via Cattori 3
          6902 Paradiso
          Switzerland

     (c) The Reporting Person is a trust company that receives fees for fiduciary services and makes investments in its name on behalf of other investors (mailing and business address listed in Item 2, I-A(b)).

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  The Reporting Person is organized under the laws of Switzerland.

I-B  (a)  Floriana Cantarelli is the Chief Executive Officer and President
          (Amministratore Unico) of the Reporting Person.

     (b) The business address of Ms. Cantarelli is:

          Via Cattori 3
          6902 Paradiso
          Switzerland

     (c) In addition to serving as CEO and President of the Reporting Person (business address listed in Item 2, I-B(b) above), Ms. Cantarelli specializes in accounting and auditing and works with Desteco S.A. (a trust company) and Nafra S.A. (real estate investments).

     (d) During the last five years, Ms. Cantarelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Ms. Cantarelli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Ms. Cantarelli was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Ms. Cantarelli is a Swiss citizen.

I-C  (a)  Paolo Floriani is the Director (Direttore) of the Reporting Person.

     (b)  The business address of Mr. Floriani is:

          Via Cattori 3
          6902 Paradiso
          Switzerland

     (c) In addition to serving as Director (Direttore) of the Reporting Person, Mr. Floriani is an Authorized Swiss Financial Fiduciary and works as an advisor for Desteco S.A. (a trust company) and Nafra S.A (real estate investments). Mr. Floriani is also a partner of I-Bankers Securities, Inc., located in Irving, Texas, and acts as Director of the Swiss branch of I-Bankers Securities, Inc.

     (d) During the last five years, Mr. Floriani has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Floriani has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Mr. Floriani was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Floriani is an Italian citizen.

Item 3.   Source and Amount of Funds or Other Consideration

          On November 1, 1999, the Reporting Person purchased 1,750,000 shares of the Issuer's Common Stock at $0.20 per share in a private placement of 1,750,000 shares pursuant to Regulation S promulgated under the Securities Act of 1933 (the "Act"). The private offering was directed solely to persons who were not U.S. persons as defined in Regulation S and who met the definition of "Accredited Investor" set forth in Rule 501(a) of Regulation D promulgated under the Act.

          On December 16, 1999, the Reporting Person purchased 800,000 shares of the Issuer's Common Stock at $0.20 per share in a private placement of 1,250,000 shares pursuant to Regulation S promulgated under the Act. The private offering was directed solely to persons who were not U.S. persons as defined in Regulation S and who met the definition of "Accredited Investor" set forth in Rule 501(a) of Regulation D promulgated under the Act.

Item 4    Purpose of Transaction

          The Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than in the normal course of its business as a fiduciary trust account which makes investments in its name on behalf of its members;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to: if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5    Interest in the Securities of the Issuer

I-A  (a)  The Reporting Person beneficially owns 2,550,000 shares of the Common
          Stock of the Issuer. As of the date of this Schedule 13D, there were 9,914,889 shares of Common Stock outstanding. The 2,550,000 shares beneficially owned by the Reporting Person represent approximately 25.7% of the Issuer's outstanding Common Stock as of the date of this
          Schedule 13D.

     (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of 2,550,000 shares of Common Stock.

     (c) No transactions in the Issuer's Common Stock have been effected in the last 60 days by the Reporting Person.

     (d) Individual investors who are members of the Reporting Person's fiduciary trust account have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held by the Reporting Person.

     (e)  Not Applicable.

I-B (a) Floriani Cantarelli, as CEO and President of the Reporting Person, shares full voting and investment control over the Common Stock of the Issuer with Paolo Floriani, the Director of the Reporting Person.

     (b) Ms. Cantarelli shares the power to vote, direct the vote of, dispose of, and direct the disposition of 2,550,000 shares of Common Stock of the Issuer.

     (c) No transactions in the Issuer's Common Stock have been effected in the last 60 days by Ms. Cantarelli.

     (d) Paolo Floriani, as Director of the Reporting Person, shares the power to vote, direct the vote of, dispose of, and direct the disposition of 2,550,000 shares of Common Stock of the Issuer with Ms. Cantarelli.

     (e)  Not applicable.

I-C (a) Paolo Floriani, as Director (Direttore) of the Reporting Person, shares full voting and investment control over the Common Stock of the Issuer with Floriana Cantarelli, the Chief Executive Officer and President (Amministratore Unico) of the Reporting Person. In addition, on December 16, 1999, Mr. Floriani purchased 300,000 shares of the Common Stock of the Issuer at $0.20 from Frippoma S.A. using personal funds and, therefore, Mr. Floriani beneficially owns approximately 3.0% of the outstanding Common Stock of the Issuer.

     (b) Mr. Floriani shares the power to vote, direct the vote of, dispose of, and direct the disposition of 2,550,000 shares of Common Stock of the Issuer.

     (c) No transactions in the Issuer's Common Stock have been effected in the last 60 days by Mr. Floriani.

     (d) Floriana Cantarelli, as Chief Executive Officer and President (Amministratore Unico) of the Reporting Person, shares the power to vote, direct the vote of, dispose of, and direct the disposition of 2,550,000 shares of Common Stock of the Issuer with Mr. Floriani.

     (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          While no finder's fees were paid on the acquisition of shares of Common Stock of the Issuer by the Reporting Person, a 20% success fee will be paid by the Reporting Person to I-Bankers Securities, Inc. calculated on the profit above $0.30 per share upon the disposition of shares of Common Stock of the Issuer by the Reporting Person.

Item 7.   Material to be Filed as Exhibits

          None.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2000
           ----

                                    /s/ Floriana Cantarelli
                                    -------------------------------------------
                                    Floriana Cantarelli, CEO and President
                                    (Amministratore Unico)